July 28, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

Washington, D.C. 20549

Re: Sunset Island Group

Amendment No. 1 to

Registration Statement on Form S-1 Filed July 17, 2017

File No. 333-218967

Ladies and Gentlemen:

On behalf of Sunset Island Group, Inc. (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (as amended, the “Form S-1”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form S-1/A filed July 17, 2017

Exhibits

1. We note that the Exhibit 10.2 filed in response to prior comment 3 omits certain terms and exhibits. Please file a complete version of the agreement, without redactions and including Exhibits A and B. Alternatively, you may file a request for confidential treatment pursuant to Securities Act Rule 406. For guidance, please refer to the Division of Corporation Finance's Staff Legal Bulletin No. 1, available on the Commission's website.

Response: Revised to include the redacted information and Exhibits A&B. The Comment refers to exhibit 10.2 but assuming it referred to the Lease on Exhibit 10.1.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Sunset Island Group, Inc.

By:	/s/ Valerie Baugher
Name: Valerie Baugher
Title: President